UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

-----------------------------------------------------------

                            In the Matter of                                                 CERTIFICATE PURSUANT
                                                                                                                            TO
                                                                                                                       RULE 24
            ENTERGY LOUISIANA, INC.

                            File No. 70-7580

(Public Utility Holding Company Act of 1935)

-----------------------------------------------------------

                    This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Entergy Louisiana, Inc. ("ELI") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated February 2, 1989, January 24, 1991, January 24, 1996, October 15, 1999 and March 22, 2001.

                    On January 13, 2005, ELI executed a Consent Agreement with River Fuel Company # 2, Inc. ("River Fuel") consenting to the issuance by River Fuel of $30,000,000 Intermediate Term Secured Notes, 4.42% Series D due January 13, 2010 (the "Series D Notes"). ELI also executed Supplemental Instructions to The Bank of New York, as Trustee ("Trustee") under the Trust Agreement, dated as of January 27, 1989, among JPMorgan Chase Bank, National Association, as successor Trustor, the Trustee and ELI, as beneficiary, authorizing the Trustee to cause River Fuel to enter into separate Secured Note Agreements with the Purchasers named therein for the sale of the Series D Notes.

                    Attached hereto and incorporated by reference are the constituent documents to the transaction in definitive form.

Exhibit B-1(h) - ELI's Consent pursuant to Fuel Lease

Exhibit B-2(h) - Supplemental Instructions pursuant to Trust Agreement.

Exhibit B-4(h) - Secured Note Agreement entered into between River Fuel and the Purchaser named therein.

Exhibit B-4(i) -  Secured Note Agreement entered into between River Fuel and the Purchaser named therein.

Exhibit B-6(c) - Letter Agreement executed by ELI.

                    Defined terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Application.

                    IN WITNESS WHEREOF, ELI has caused this certificate to be executed this 21st day of January, 2005.

                                                                            ENTERGY LOUISIANA, INC.

                                                                            By:   /s/ Nathan E. Langston
                                                                                        Nathan E. Langston
                                                                                        Senior Vice President and Chief Accounting Officer